SEC File No. 82-34725

Agricore United

RECEIVED
2007 JAN 24 A 11:00
OFFICE OF INTERNATIONAL CORPORATE FINANCE

January 23, 2007

07020542

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

SUPPL

Dear Sirs or Madames: Agricore United

Re: ~~United Grain Growers Limited~~ – File No. 82-34725
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities and Exchange Act of 1934

Please find enclosed the following information furnished pursuant to Rule 12g3-2(b) and the file number noted above.

1. Press Releases of UGG dated:
   - January 23, 2007 (News Release – U.S. Antitrust Review of Saskatchewan Wheat Pool Hostile Bid For Agricore United Extended)

Yours very truly,

L. Robidoux

Lori Robidoux
Vice President,
Corporate Finance & Investor Relations

PROCESSED
JAN 2 6 2007
THOMSON
FINANCIAL

LR/ck

Enclosures

1/25

Lori Robidoux - Vice President, Corporate Finance and Investor Relations
CanWest Global Place, 201 Portage Avenue, P.O. Box 6600, Winnipeg, Manitoba, Canada R3C 3A7
Bus: (204) 944-5656 • Fax: (204) 944-5415 • Email: lrobidoux@agricoreunited.com • www.agricoreunited.com

Agricore United

U.S. ANTITRUST REVIEW OF SASKATCHEWAN WHEAT POOL HOSTILE BID FOR AGRICORE UNITED EXTENDED

WINNIPEG, MANITOBA -- (CCNMatthews – January 23, 2007) – Agricore United (TSX:AU) has been advised by United States antitrust authorities that they are continuing their investigation of the takeover bid by Saskatchewan Wheat Pool Inc. (SaskPool) for Agricore United and that SaskPool has withdrawn its initial filing under the U.S. Hart-Scott-Rodino Act. SaskPool subsequently re-filed its Hart-Scott-Rodino notice on January 22, 2007, meaning the initial waiting period for the SaskPool bid under the U.S. Hart-Scott-Rodino Act has been extended a further 30 days to February 22, 2007. U.S. antitrust authorities may further extend their review beyond February 22. One of the conditions under SaskPool's hostile bid was the expiry or termination of the waiting period under the Hart-Scott-Rodino Act. Although SaskPool has announced an intention to extend their bid beyond the January 24th deadline, an extension has not yet been officially announced.

U.S. antitrust authorities investigate proposed transactions to determine whether they may have an anti-competitive impact in the United States. Both SaskPool and Agricore United sell a number of agricultural products to customers in the United States.

"The Agricore United Board of Directors has indicated that this offer was subject to a number of risks and uncertainties. The Canadian Competition Bureau's continuing review and this most recent news from the U.S. antitrust authorities only reinforces those views," says Jon Grant, Chair of the Special Committee of independent directors of the Agricore United Board.

"Our Board has said the SaskPool bid is inadequate and undervalued, and we know from the feedback we've received from a number of our major shareholders that they see it the same way," continues Grant. "Even with an extension by SaskPool, this bid cannot succeed on its current terms."

The Board of Directors of Agricore United has unanimously recommended that securityholders reject the offer by SaskPool and not tender their securities to the SaskPool offer. The directors' circular containing such recommendation is available on SEDAR at www.sedar.com and on Agricore United's website at www.agricoreunited.com.

About Agricore United

Agricore United is one of Canada's leading agri-businesses with headquarters in Winnipeg, Manitoba and extensive operations and distribution capabilities across western Canada, as well as operations in the United States and Japan. Agricore United uses its technology, services and logistics expertise to leverage its network of facilities and connect agricultural customers to domestic and international customers and suppliers. The company's operations are diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial services. Agricore United's common shares are traded on the Toronto Stock Exchange under the symbol "AU".

FOR FURTHER INFORMATION PLEASE CONTACT:

Investors:

Georgeson
Toll Free 1-866-598-9684

or

Agricore United
Lori Robidoux
Vice President, Corporate Finance and Investor Relations
(204) 944-5656
Email: lrobidoux@agricoreunited.com

or

Media:

Radean Carter
Communications Coordinator
(204) 944-2238
Email: rcarter@agricoreunited.com